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Exhibit 99.3

PARAMOUNT RESOURCES LTD.

Certificate

        I, Bernard K. Lee, Chief Financial Officer of Paramount Resources Ltd. ("Paramount"), hereby certify for and on behalf of Paramount in my capacity as an officer of Paramount and not in my personal capacity, that:

1.
Paramount has arranged to have the proxy-related materials for its special meeting of shareholders scheduled to be held on January 11, 2007 (the "Meeting") sent in compliance with National Instrument 54-101 — Communications with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") to all beneficial shareholders of Paramount at least 21 days prior to the Meeting.

2.
Paramount has arranged to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph 1 above.

3.
Paramount is relying upon Section 2.20 of NI 54-101.

DATED at Calgary, Alberta this 14tth day of December, 2006.

PARAMOUNT RESOURCES LTD.
By:	/s/ BERNARD K. LEE Bernard K. Lee Chief Financial Officer

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  Exhibit 99.3